Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

March 9, 2015

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Hologic, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2014 (the “Form 10-K”)
Filed November 20, 2014
File No. 1-36214

Dear Ms. Blye:

This letter is in response to your letter of February 26, 2015, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Robert W. McMahon, Chief Financial Officer of Hologic, Inc. (“Hologic” or the “Company”), relating to the Company’s annual report on Form 10-K for the Fiscal Year Ended September 27, 2014. For your convenience, set forth below are the staff comments, followed by the Company’s responses.

General

Staff Comment 1

In your letter to us dated March 21, 2012, you discussed contacts with Syria. We note that Hologic Worldwide’s website provides distributor contact information for Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2012 letter, and with Sudan and Cuba, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Company Response

Hologic, together with its subsidiaries, develops, manufactures and distributes premium diagnostics products, medical imaging systems and surgical products. Hologic has no subsidiaries, assets, personnel or affiliates in Syria, Sudan or Cuba (collectively, the “Identified Countries”). Moreover, the Company has not provided any products or services in or to the Identified Countries since its 2012 letter, including for the last three fiscal years and the subsequent interim period, and none are anticipated.

The Company has a distributor agreement for Sudan which will terminate on May 31, 2015. No sales or services were provided under this agreement. The Company does not anticipate that it will renew this agreement following

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

March 9, 2015

its expiration. The Company’s distributor agreement for Syria terminated and has not been renewed. The Company has never had a distributor in Cuba. Since its 2012 letter, the Company has not had any agreements, commercial arrangements, or other contacts with the governments of the Identified Countries or entities they control.

Staff Comment 2

Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Company Response

The Company did not provide any products or services to and did not recognize any revenue from any of the Identified Countries during the last three fiscal years and for the first quarter of fiscal 2015. Therefore its contacts with the Identified Countries were not material either quantitatively or qualitatively.

The Company recognizes that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In responding to Staff Comment 2, the Company has also considered the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with the Identified Countries. The Company does not believe that its limited past activities (in which no sales were made, services provided, or revenue recognized within the past three years) are of the type that would trigger divestment or other investor action.

Staff Comment 3

Please tell us whether any your contacts with Syria, Sudan or Cuba involve products or technology that are dual use, or are listed on the Department of Commerce’s Commerce Control List.

Company Response

The Company only sells medical devices and products, and none of such products have been specifically designed, modified or configured for military applications. As discussed above, the Company has not sold any such products to the Identified Countries since its 2012 letter, and to the best of the Company’s knowledge, no such products have been put to military use in the Identified Countries.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

March 9, 2015

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions with respect to our response, or if you require additional information, please do not hesitate to contact the undersigned at (508) 263-8494.

Sincerely,

/s/ John M. Griffin
John M. Griffin, General Counsel

cc:	Amanda Ravitz, Assistant Director, Division of Corporation Finance
Robert W. McMahon, Chief Financial Officer